Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

Quepasa Corporation issued the following press release:

Quepasa Announces 3.2 MM Installs of Wonderful City - Rio

Users now playing Quepasa’s first social gaming title close to 700,000 hours per day across all platforms

WEST PALM BEACH, FL – August 4, 2011 - Quepasa Corporation (NYSE Amex: QPSA), owner of popular Latino online social network Quepasa.com and social game development studio Quepasa Games, today announced that its first proprietary social gaming title had achieved over three million installs, including over one million installs during July.  Cidade Maravilhosa, or “Wonderful City – Rio,” is a city-building game that is localized for Latin American audiences, inviting users to build their own Rio de Janeiro.  Wonderful City – Rio is available for game play on Quepasa, Orkut and Facebook.

Wonderful City - Rio has produced consistently strong metrics in terms of both user acquisition and retention.  As of July 31st, the game’s global install base totaled 3.2 million members, which represents 50% growth on a month-over-month basis.  This includes 746,000 DAUs, or Daily Active Users, and 3.2MM MAUs, or Monthly Active Users.  The ratio of these two metrics, or DAU/MAU, is a widely accepted measure of a game’s “stickiness” and monetization potential.  At 23%, Wonderful City’s DAU/MAU is well over the 15-20% benchmark used to indicate a game that is engaging users well, with engaged users tending to monetize better. (http://www.insidesocialgames.com/2009/10/27/the-sticky-factor-creating-a-benchmark-for-social-gaming-success/)

"Wonderful City - Rio continues to show outstanding user growth while, at the same time, demonstrating the tremendous appeal of its Rio de Janeiro themed virtual items," said John Abbott, CEO of Quepasa. "We look forward to building on the initial success of the title through several marketing initiatives, including a promotion launched on Orkut on August 1."

Quepasa highlighted some key data and trends specific to the game’s performance on each of the three platforms, including:

•      Facebook: Added over 500,000 installs in July, bringing total Facebook users to 749,000, over 200% more than at the end of June.  Facebook users are spending an average of 17.7 minutes per session on Cidade Maravilhosa.

•      Orkut: Installs grew by over 500,000 to total 2.2MM since launch, and the Orkut platform maintained strong user engagement metrics, including 640,000 DAUs, 2.4MM MAUs for a DAU/MAU of 26.86%.

•      Quepasa: Strong engagement metrics, including highest ARPU (Average Revenue Per User) and longest average session length, with average session of over 22 minutes.

Monthly metrics for Quepasa.com rebounded considerably from June.  For the month of July, Quepasa.com generated 15.3MM unique visits, up 89% month-over-month, and 200MM page views, up 86% month-over-month. Quepasa.com's registered user base grew to a total of 38.7MM, adding 488,000 new members in July.  Management noted that viral user growth showed especially strong signs of improvement by end of month, with daily new users growing up to 25% week-over-week.

In addition to the recovery in metrics, management has begun to collaborate with myYearbook with the goal of boosting retention. "We are already working closely with myYearbook and leveraging their expertise towards better retaining and monetizing our users," commented Quepasa CEO, John Abbott. "We look forward to benefiting from applying Geoff Cook’s and his team's best-in-class understanding of social discovery to the high-growth Latin American market."

About Quepasa Corporation
Quepasa Corporation (NYSE Amex: QPSA), is a social media technology company which owns Quepasa.com, the leading online social network and game platform for the Latino community, Quepasa Games, a cross platform social game development studio, and Quepasa DSM, a cross platform social advertising and contest platform.  Quepasa.com provides fun, interactive, and easy to use social tools, and rich multimedia content in English, Spanish and Portuguese to embrace Latinos everywhere, and empower them to connect online, compete in contests and games and share their interests, ideas, and activities. Quepasa is headquartered in West Palm Beach, Florida with offices in Miami, Los Angeles, Scottsdale, and Hermosillo, Mexico. For more information about the company, go to www.quepasacorp.com, or join for free at www.Quepasa.com.

Cautionary Note Regarding Forward Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including continuing user growth on Wonderful City – Rio, continuing to build on the initial success of Wonderful City – Rio, and leveraging and benefiting from myYearbook’s expertise towards better retaining and monetizing our users.

All statements other than statements of historical facts contained herein, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Important factors that could cause actual results to differ from those in the forward-looking statements include internal decisions made by social media platforms hosting our games and continued acceptance of the games by users. Further information on our risk factors is contained in our filings with the SEC, including the Post Effective Amendment No. 1 to Form SB-2 on Form S-3 filed on July 27, 2011 and our Form 10-K for the year ended December 31, 2010.  Any forward-looking statement made by us herein speaks only as of the date on which it is made.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:
E. Brian Harvey
Vice President of Capital Markets and Investor Relations
Quepasa Corporation
Tel (310) 801-1719
brian.harvey@quepasacorp.com

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides, Inc.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.